UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

NCI BUILDING SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

________________

Delaware	1-14315	76-0127701
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

10943 North Sam Houston Parkway West Houston, Texas	77064
(Address of principal executive offices)	(Zip Code)

Todd R. Moore, Executive Vice President, General Counsel and Secretary

(281) 897-7788

(Name and telephone number, including area code, of person to contact in connection with this report)

________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report.

This Form SD of NCI Building Systems, Inc. (“NCI”, “we”, “our” or “us”) is filed pursuant to Rule 13p-1 of the Securities and Exchange Act of 1934, as amended, (“Rule 13p-1”) for the reporting period beginning January 1, 2014 and ending December 31, 2014. Unless otherwise defined, any term used herein shall have the meaning ascribed to such term in Rule 13p-1 or Form SD.

NCI is an integrated manufacturer and marketer of metal products for the nonresidential construction industry. In accordance with Rule 13p-1, NCI surveyed the products manufactured by NCI or contracted by NCI to be manufactured and concluded that paint and foam insulation used in NCI’s metal products may contain tin, tantalum, tungsten or gold (collectively, “3TG” or “conflict minerals”) that are necessary to the functionality or production of such products. NCI understands that certain of its suppliers use tin as a catalyst or component in the production of certain paint products supplied to NCI. NCI further understands that conflict minerals may be present in expandable resins or foams contained in its insulated metal panels. NCI undertook in good faith a reasonable country of origin inquiry (“RCOI”) to determine whether the 3TG used in the production of paint incorporated into NCI’s metal products or foams contained in NCI’s insulated metal panels originated in the Democratic Republic of the Congo or one of its adjoining countries (collectively, the “Covered Countries”).

NCI does not purchase raw materials directly from mines, smelters or refiners. Accordingly, NCI relies on direct suppliers in the supply chain between NCI and the original sources of raw materials to provide information regarding the origin of any conflict minerals that may be included in NCI’s products.

As a downstream purchaser of conflict minerals, NCI’s RCOI and due diligence measures can provide only reasonable – not absolute – assurance regarding the source and chain of custody of the necessary conflict minerals. NCI’s RCOI and due diligence processes are based on the necessity of seeking data from direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

As part of NCI’s ongoing due diligence, a conflict minerals team comprised of individuals from NCI’s legal department communicates regularly and meets periodically to discuss NCI’s compliance efforts. NCI began an outreach program to notify direct suppliers of NCI’s obligations under the Conflict Minerals Rules. In 2014, with assistance of outside legal counsel, the team created and published a formal conflict minerals policy, which is available on NCI’s website at www.ncibuildingsystems.com under “Sustainability/Responsibility – Conflict Minerals.”

We initiated the RCOI process by sending an email and a letter to each of our chemicals suppliers who sold us products that contained or may have contained necessary conflict minerals. The letter stated NCI’s position on the sourcing of conflict minerals and requested that each supplier (i) determine whether it supplies NCI with goods or materials containing conflict minerals, (ii) identify all smelters in its supply chain that supply conflict minerals, and (iii) complete and return a copy of the EICC-GeSI Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) developed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). The template was developed to increase the flow of information about conflict minerals between suppliers and customers. The template requests information about our suppliers’ policies, engagement with their suppliers, names and locations of smelters and refiners, and origin of conflict minerals. We used this template in order to provide a readily recognizable form to our suppliers and ideally ease the burden in replying.

NCI developed a documentation system to track survey progress and responses, which enabled us to identify direct suppliers that failed to provide the requested information. Members of the conflict minerals team followed up with each supplier that did not respond and maintained a log to chronicle communication with suppliers. The team reviewed and analyzed the responses from suppliers and determined which suppliers required further discussion to address unclear or incomplete responses.

We asked any supplier that confirmed the use of 3TG in their products to identify the source of the 3TG, including information on smelters or mines of origin. We inquired about policies on the use of conflict minerals in their products and educated them on NCI’s expectations regarding conflict minerals. Suppliers that submitted incomplete responses were strongly encouraged to engage with their own suppliers and continue to seek the necessary information to fully and accurately complete the template. Through these efforts, by the end of our diligence process, responses were received from all of the suppliers we surveyed.

Many of our suppliers informed us, either by return of the Conflict Minerals Reporting Template or by notice on company letterhead, that none of the products supplied to NCI contained 3TG minerals. Of the suppliers that indicated the products they supply to NCI do contain necessary 3TG, all represented that the 3TG in such products either did not originate in the Covered Countries or came from recycled or scrap sources. Members of our conflict minerals team reviewed these representations for indications of reliability. Indicators of reliability included timely responses, evidence that our suppliers had requested sourcing information from upstream suppliers, documentation, including certification letters from upstream suppliers, and the identification of smelters or mines of origin. Some of these suppliers provided a list of the names and locations of the smelters of minerals in their supply chain. In each such case, we reviewed the list and confirmed that none of the smelters listed are located in a Covered Country.

Based on our RCOI, we are not aware, and we have concluded that we have no reason to believe, that any of the necessary conflict minerals contained in products we manufactured or contracted to manufacture in 2014 originated or may have originated in the Covered Countries.

A copy of this discussion is publicly available on our website at http://www.ncibuildingsystems.com/ sustainability_conflictminerals.html.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NCI BUILDING SYSTEMS, INC.

Date: May 29, 2015	By:	/s/ Todd R. Moore
		Name:	Todd R. Moore
		Title:	Executive Vice President, General Counsel and Secretary